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                       Securities and Exchange Commission
                             Washington, D.C. 20549



                                    Form 6-K



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934





                                  January 2004






                                   AEGON N.V.





                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

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AEGON's press release, dated January 14, 2004, is included as appendix and incorporated herein by reference.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AEGON N.V.
                                          --------------------------------------
                                          (Registrant)



Date: January 15, 2004                 By /s/ E. Lagendijk
                                          --------------------------------------
                                          E. Lagendijk
                                          Senior Vice President and
                                          General Counsel